UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

Janet L. Cohen

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Janet L. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,402,713 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,402,713 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,402,713 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 161,544,569 shares of Class V-3 common stock held of record by The RBC Millennium Trust, for which the Reporting Person serves as co-trustee with David A. Ladensohn, and may be deemed to have shared voting and investment power therein and (ii) 13,858,144 shares of Class V-3 common stock held of record by The Jill Cohen Mill Trust, for which the Reporting Person serves as co-trustee with David A. Ladensohn, and may be deemed to have shared voting and investment power therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 226,066,859 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A common stock outstanding as of June 7, 2022 and (y) 175,402,713 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A common stock, (ii) 60,844,573 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 33.2% of the Issuer’s total outstanding Class A common stock on a fully diluted basis as of June 7, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The RBC Millennium Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 161,544,569 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 161,544,569 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,544,569 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of shares of Class V-3 common stock held of record by The RBC Millennium Trust. Janet L. Cohen and David A. Ladensohn may be deemed to have shared voting and dispositive power with respect to the shares by virtue of each of their position as co-trustee of The RBC Millennium Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 212,208,715 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A common stock outstanding as of June 7, 2022 and (y) 161,544,569 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A common stock, (ii) 60,844,573 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 30.6% of the Issuer’s total outstanding Class A common stock on a fully diluted basis as of June 7, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The Jill Cohen Mill Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,858,144 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,858,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,858,144 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of shares of Class V-3 common stock held of record by The Jill Cohen Mill Trust. Janet L. Cohen and David A. Ladensohn may be deemed to have shared voting and dispositive power with respect to the shares by virtue of each of their position as co-trustee of The Jill Cohen Mill Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 64,522,290 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A common stock outstanding as of June 7, 2022 and (y) 13,858,144 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A common stock, (ii) 60,844,573 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.6% of the Issuer’s total outstanding Class A common stock on a fully diluted basis as of June 7, 2022.

Item	1. Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation, whose principal executive offices are located at 200 Research Drive, Wilmington, MA 01887.

Item 2.	Identity and Background.

(a)

This Schedule 13D is filed jointly by (i) Janet L. Cohen, (ii) The RBC Millennium Trust and (iii) The Jill Cohen Mill Trust (collectively, the “Reporting Persons”). Janet L. Cohen is a co-trustee along with David A. Ladensohn of The RBC Millennium Trust and The Jill Cohen Mill Trust.

Janet L. Cohen is the spouse of Richard B. Cohen, Chairman of the Board of Directors and the President and Chief Product Officer of the Issuer.

(b)	The principal business address of each Reporting Person is c/o Symbotic Inc., 200 Research Drive, Wilmington, MA 01887.

(c)	Janet L. Cohen, a natural person, is currently retired.

The RBC Millennium Trust is a trust established under the laws of Delaware for the benefit of Janet L. Cohen and her children, Perry Cohen, Jill Cohen, and Rachel Cohen Kanter, and has an address of c/o Symbotic Inc., Attention: Janet L. Cohen and David A. Ladensohn, 200 Research Drive, Wilmington, MA 01887.

The Jill Cohen Mill Trust is a trust established under the laws of Delaware for the benefit of Jill Cohen and has an address of c/o Symbotic Inc., Attention: Janet L. Cohen and David A. Ladensohn, 200 Research Drive, Wilmington, MA 01887.

(d)-(e)

During the last five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Janet L. Cohen is a citizen of the United States. The RBC Millennium Trust and The Jill Cohen Mill Trust are organized in the jurisdiction set forth in Item 2(c).

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein were received as consideration in connection with the Business Combination (as defined below).

Business Combination

On December 12, 2021, SVF Investment Corp. 3 (“SVF” and, after the Domestication as described below, “Symbotic”, the “Company” or the “Issuer”), a Cayman Islands exempted company incorporated with limited liability, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic Holdings”) and Saturn Acquisition (DE) Corp., a Delaware corporation and wholly owned subsidiary of SVF (“Merger Sub”).

On June 7, 2022, as contemplated by the Merger Agreement and the Agreement and Plan of Merger, dated December 12, 2021, by and between Warehouse and Symbotic Holdings (the “Company Merger Agreement”), Warehouse merged with and into Symbotic Holdings, with Symbotic Holdings surviving the merger (“Interim Symbotic”). Immediately following such merger, on June 7, 2022, as contemplated by the Merger Agreement, SVF filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SVF was transferred by way of continuation from the Cayman Islands and domesticated as a Delaware corporation, changing its name to “Symbotic Inc.” (the “Domestication”). Immediately following the Domestication of SVF, on June 7, 2022, as contemplated by the Merger Agreement, Symbotic, Symbotic Holdings, Warehouse and Merger Sub consummated the business combination contemplated by the Merger Agreement, whereby:

•

Merger Sub merged with and into Interim Symbotic (the “Merger” and, together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Interim Symbotic surviving the merger as a subsidiary of Symbotic (“OpCo”);

•

at the effective time of the Merger (the “Effective Time), OpCo entered into the Second Amended and Restated Limited Liability Company Agreement of Symbotic Holdings LLC (the “Second A&R LLC Agreement”), which, among other things, provided that Symbotic will be the managing member of OpCo, and

•

at the Effective Time, each common unit of Interim Symbotic that was issued and outstanding immediately prior to the Effective Time was converted into the right to receive (x) a number of common units in OpCo (“OpCo Units”), which OpCo Units entitle the holder to the distributions, allocations and other rights under the Second A&R LLC Agreement, and an equal number of either shares of Class V-1 common stock, par value $0.0001, of Symbotic (“Symbotic Class V-1 Common Stock”) or shares of Class V-3 common stock, par value $0.00015, of Symbotic (“Symbotic Class V-3 Common Stock”), and (y) the contingent right to an aggregate of 20,000,000 OpCo Units and an equal number of shares of Symbotic Class V-1 Common Stock (or such other shares or other securities into which such OpCo Units and/or the Symbotic Class V-1 Common Stock are converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time) (each such OpCo Unit and paired share of Class V-1 Common Stock, an “Earnout Interest”), in each case, as set forth in the Merger Agreement.

As a result of the Business Combination, the Reporting Persons received in the aggregate 175,402,713 OpCo Units and an equal number of shares of Symbotic Class V-3 Common Stock. In addition, the Reporting Persons have the contingent right to receive up to 6,908,643 Earnout Interests upon the achievement of certain triggering events relating to the volume weighted average stock price of the Issuer.

Symbotic’s organization structure following the Business Combination is commonly referred to as an “Up-C” structure, and the mix of consideration received reflects the implementation of such structure. Certain of the Reporting Persons are also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.

Unit Purchase

On December 12, 2021, in connection with the execution of the Merger Agreement, the Company, Warehouse, Symbotic Holdings and certain affiliated entities and trusts of Richard B. Cohen and his family members entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”), pursuant to which the Company agreed to purchase from such affiliated entities and trusts a certain number of OpCo Units as set forth therein following the closing of the Merger (the “Closing”) but on the date of the Closing (the “Closing Date”).

On June 7, 2022, following the Closing, the Company consummated the purchase of 30,000,000 OpCo Units (the “Purchase Units”) from RJJRP Holdings, Inc., an affiliated entity of Richard B. Cohen, at a price of $10.00 per OpCo Unit, for an aggregate purchase price paid by the Company of $300,000,000. An equal number of shares of Symbotic Class V-3 Common Stock were automatically and simultaneously transferred to the Company and cancelled in connection therewith.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Unit Purchase Agreement, included with this Schedule 13D as Exhibit 3 and Exhibit 4, respectively, and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The response to Item 6 of this Schedule 13D is incorporated into this Item 4 by reference.

Janet L. Cohen is the spouse of Richard B. Cohen, who serves as the Chairman of the Board of Directors, President and Chief Product Officer of the Issuer. The RBC Millennium Trust and The Jill Cohen Mill Trust were formed by Richard B. Cohen for certain estate planning purposes for the benefit of the respective trust’s beneficiaries. The settlor of each respective trust does not retain any voting or dispositive power over shares held of record by each such trust. As co-trustee, Janet L. Cohen exercises shared voting and dispositive power with David A. Ladensohn over the shares held of record by The RBC Millennium Trust and The Jill Cohen Mill Trust.

As a result of her relationship with Richard B. Cohen, Janet L. Cohen may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the lock-up contained in the A&R Registration Rights Agreement described in Item 6 of this Schedule 13D and the Issuer’s insider trading policy, the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Class A Common Stock, Class V-1 Common Stock or Class V-3 Common Stock now owned or hereafter acquired by her to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act, in each case, as appropriate for the personal circumstances of the Reporting Persons.

In addition to the foregoing, the Reporting Persons may engage in discussions from time to time with other members of the Issuer’s management and/or Board of Directors and/or with other shareholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing shareholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as they deem appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)

The Reporting Persons are in the aggregate beneficial owners of 175,402,713 shares of Class V-3 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 77.6% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person’s collective shares of Class V-3 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 226,066,859 shares of Class A Common Stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A Common Stock outstanding as of June 7, 2022 and (y) 175,402,713 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-3 Common Stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A Common Stock, (ii) 60,844,573 shares of Class V-1 Common Stock, and (iii) 416,933,025 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 33.2% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis as of June 7, 2022.

The RBC Millennium Trust is the record holder of 161,544,569 shares of Class V-3 Common Stock. Janet L. Cohen may be deemed to beneficially own the securities of the Issuer held directly by The RBC Millennium Trust by virtue of her role as co-trustee along with David A. Ladensohn.

The Jill Cohen Mill Trust is the record holder of 13,858,144 shares of Class V-3 Common Stock. Janet L. Cohen may be deemed to beneficially own the securities of the Issuer held directly by The RBC Millennium Trust by virtue of her role as co-trustee along with David A. Ladensohn.

(c)

Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)

Except as disclosed in this Schedule 13D and Exhibit 2, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Tax Receivable Agreement

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, the Issuer, OpCo and each of the other members of OpCo (the “TRA Holders”), including certain Reporting Persons, entered into that certain Tax Receivable Agreement (the “Tax Receivable Agreement”).

Pursuant to the Tax Receivable Agreement, the Issuer will generally be required to pay the TRA Holders 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Issuer actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of OpCo that is allocable to the relevant OpCo Units, (ii) any step-up in tax basis in OpCo’s assets resulting from (a) certain purchases of OpCo Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), (b) future exchanges of OpCo Units for cash or shares of Class A Common Stock, (c) certain distributions (if any) by OpCo and (d) payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by the Issuer as a result of payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) the Issuer experiences certain changes of control (as described in the Tax Receivable Agreement) or (iii) the Issuer breaches any of the Issuer’s material obligations under the Tax Receivable Agreement, the Issuer’s obligations under the Tax Receivable Agreement may accelerate and we could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Issuer’s future taxable income.

Payments under the Tax Receivable Agreement will generally be made pro rata among all TRA Holders entitled to payments on an annual basis to the extent the Issuer has sufficient taxable income to utilize the increased depreciation and amortization deductions. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared, which typically occurs within 90 days after the end of the applicable calendar year. The Issuer expects to make payments under the Tax Receivable Agreement, to the extent they are required, within 125 days after its federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Tax Receivable Agreement, included with this Schedule 13D as Exhibit 5, and incorporated herein by reference.

Registration Rights Agreement

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, the Issuer, SVF Sponsor III (DE) LLC (the “Sponsor”), certain legacy directors of the Issuer, and certain directors, officers and stockholders of the Issuer (the “Registration Rights Holders”), including certain Reporting Persons, entered into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”).

Pursuant to the A&R Registration Rights Agreement, the Issuer will agree to file a shelf registration statement with respect to the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the Registration Rights Holders within 45 days of the date of the A&R Registration Rights Agreement. Up to three times in any 12-month period, certain of the Symbotic Equityholders (as defined in the A&R Registration Rights Agreement) and the Sponsor (including their respective permitted transferees) may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $25,000,000. The A&R Registration Rights Agreement provides for customary “demand” and “piggyback” registration rights. The A&R Registration Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the equityholders party thereto against certain liabilities.

Further, each of the Reporting Persons, along with certain other Symbotic Equityholders, agrees that it will not transfer any OpCo Units (or shares of the Class A Common Stock received in exchange therefor) for one year after the Closing Date, subject in each case to exceptions set out in the A&R Registration Rights Agreement. Notwithstanding this provision, the Symbotic Equityholders and their respective permitted transferees may make transfers during the lock-up period: (i) to Symbotic’s or Symbotic Holdings’ officers or directors, any affiliate or family member of any of Symbotic’s or Symbotic Holdings’ officers or directors; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) if otherwise permitted under the Second A&R LLC Agreement; provided, however, that in the case of clauses (i) through (v), any such permitted transferees must enter into a written agreement agreeing to be bound by the foregoing transfer restrictions.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, included with this Schedule 13D as Exhibit 6, and incorporated herein by reference.

Second Amended and Restated Limited Liability Company Agreement of OpCo

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, Symbotic, OpCo and each of the other members of OpCo entered into the Second A&R LLC Agreement, which, among other things, appointed Symbotic as the managing member of OpCo. The operations of OpCo, and the rights and obligations of its unitholders, including the following redemption rights, are set forth in the Second A&R LLC Agreement.

Following the Closing, each OpCo Unit may be redeemed by the holder thereof for shares of Class A Common Stock (or an equivalent amount in cash, at the option of the Issuer, subject to the provisions of the Second A&R LLC Agreement) at a value equal to the arithmetic mean of the volume-weighted average price of a share of the Class A Common Stock for the full five trading days immediately prior to the redemption date, subject to certain exceptions. Upon such redemption, a number of shares of the Class V-3 Common Stock or Class V-1 Common Stock, as applicable, equal to the number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled by the Issuer.

In addition, the Issuer generally will have the right to require, in connection with a change of control of the Issuer, each OpCo unitholder to effect a redemption of all or a portion of such member’s OpCo Units together with an equal number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, pursuant to which such units and such shares will be exchanged for shares of Class A Common Stock (or economically equivalent cash or securities of a successor entity).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Second A&R LLC Agreement, included with this Schedule 13D as Exhibit 7, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated as of June 17, 2022, by and among the Reporting Persons.

2	Trust and Beneficiary List

3	Agreement and Plan of Merger, dated as of December 12, 2021, by and among SVF Investment Corp. 3, Warehouse Technologies LLC, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Symbotic Inc. on December 13, 2021).

4	Unit Purchase Agreement, dated as of December 12, 2021, by and among SVF Investment Corp. 3, Warehouse Technologies LLC, Symbotic Holdings LLC, RJJRP Holdings, Inc., RBC 2021 4 Year GRAT (U/A March 31, 2021) and RBC Millennium Trust (U/A June 19, 2000) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Symbotic Inc. on December 13, 2021).

5	Tax Receivable Agreement, dated as of June 7, 2022, by and among Symbotic Inc., Symbotic Holdings LLC and certain members of Symbotic Holdings LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

6	Amended and Restated Registration Rights Agreement, dated as of June 7, 2022, by and among Symbotic Inc., SVF Sponsor III (DE) LLC, certain legacy directors of SVF Investment Corp. 3, and certain directors, officers and stockholders of Symbotic Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

7	Second Amended and Restated Limited Liability Agreement of Symbotic Holdings LLC, dated as of June 7, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2022

JANET L. COHEN

By:	/s/ Janet L. Cohen
	Name:	Janet L. Cohen
	Title:	Janet L. Cohen, Individually

THE RBC MILLENNIUM TRUST

By:	/s/ Janet L. Cohen
	Name:	Janet L. Cohen
	Title:	Co-Trustee

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	Co-Trustee

THE JILL COHEN MILL TRUST

By:	/s/ Janet L. Cohen
	Name:	Janet L. Cohen
	Title:	Co-Trustee

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	Co-Trustee

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing Schedule 13D filed on this date with respect to the beneficial ownership by the undersigned of the Class V-3 common shares of Symbotic Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filings. The parties to this Joint Filing Agreement acknowledge that each shall be responsible for the timely filing of the Schedule 13D and any such amendments thereto, and for the completeness and accuracy of the information concerning her or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filings, except to the extent that she or it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 17, 2022

JANET L. COHEN

By:	/s/ Janet L. Cohen
	Name:	Janet L. Cohen
	Title:	Janet L. Cohen, Individually

THE RBC MILLENNIUM TRUST

By:	/s/ Janet L. Cohen
	Name:	Janet L. Cohen
	Title:	Co-Trustee

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	Co-Trustee

THE JILL COHEN MILL TRUST

By:	/s/ Janet L. Cohen
	Name:	Janet L. Cohen
	Title:	Co-Trustee

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	Co-Trustee

Exhibit 2

Trust and Beneficiary List

The following table lists the trusts in which a person other than the Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities held by the Reporting Persons.

Name of Trust	Current Beneficiary(ies)
The RBC Millennium Trust	Janet L. Cohen, Perry Cohen, Jill Cohen and Rachel Cohen Kanter
The Jill Cohen Mill Trust	Jill Cohen

Janet L. Cohen is a co-trustee along with David A. Ladensohn for each of The RBC Millennium Trust and the Jill Cohen Mill Trust. The Current Beneficiaries of each trust may be said to have a contingent economic interest in the securities of the Issuer held by such trust pursuant to their rights to receive certain income and principal from the relevant trust.